Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 19, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Acquisitions”:

FedEx Ground KY – Louisville, Kentucky

On September 17, 2025, we acquired a $4,500,000 joint-venture limited partnership equity investment (the “FedEx Ground KY Equity Investment”) in a special purpose entity in connection with the acquisition of a 2015-built, 303,369 square-foot industrial building located in Louisville, Kentucky (the “FedEx Ground KY Property”). In addition, in connection with the FedEx Ground KY Equity Investment, the special purpose entity entered into a loan from an unaffiliated lender in the amount of $23,822,500 (the “FedEx Ground KY Loan”). The FedEx Ground KY Loan is interest only with a floating interest rate of 1-Month Term SOFR plus 1.8% and has a term of 36 months with two 12-month extension options. In connection with the FedEx Ground KY Loan, the special purpose entity executed an interest rate swap agreement with an unaffiliated third party to provide a fixed interest rate of 5.1% for the term of the FedEx Ground KY Loan.

The FedEx Ground KY Property is 100% leased to FedEx Ground Package System, Inc. (“FedEx Ground”), a subsidiary of FedEx Corporation (NYSE: FDX, S&P issuer rating: BBB) (“FedEx”). FedEx is one of the largest delivery companies in the U.S. with approximately 370,000 U.S. employees spread across over 4,800 facilities, and FedEx Ground has been a tenant at the FedEx Ground KY Property since the property was built. The lease extends through September 2030, and FedEx Ground has two 5-year renewal options.

The FedEx Ground KY Property is well located in the Bluegrass submarket of Louisville, Kentucky. The location offers direct access to five major interstates while also being only approximately 15 miles away from the Louisville International Airport, the sixth busiest air cargo airport in the world and home to UPS Worldport the largest fully automated package-handling facility in the world. The property has features that include but are not limited to LED lighting, ESFR sprinkler systems, 32-foot clear heights, cross-dock loading configuration, and ample trailer and auto parking. While we believe FedEx Ground will exercise its option to renew in light of its longstanding tenancy, the property-specific features make it optimal for a wide range of industrial uses, which offers downside protection.

In connection with the FedEx Ground KY Equity Investment, the special purpose entity will pay an affiliate of our Manager the following fees: (i) an acquisition fee equal to 2.0% of the FedEx Ground KY Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment), and (ii) an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground KY Property that will be paid monthly. In addition, RealtyMogul Income REIT, LLC, another REIT with similar objectives and managed by our Manager, has acquired a $3,717,489 joint-venture limited partnership equity investment in the FedEx Ground KY Property.

FedEx Ground TN – Chattanooga, Tennessee

On September 17, 2025, we also acquired a $4,500,000 joint-venture limited partnership equity investment (the “FedEx Ground TN Equity Investment”) in a special purpose entity in connection with the acquisition of a 2017-built, 236,976 square-foot industrial building located in Chattanooga, Tennessee (the “FedEx Ground TN Property”). In addition, in connection with the FedEx Ground TN Equity Investment, the special purpose entity entered into a loan from an unaffiliated lender in the amount of $19,662,500 (the “FedEx Ground TN Loan”). The FedEx Ground TN Loan is interest only with a floating interest rate of 1-Month Term SOFR plus 1.8% and has a term of 36 months with two 12-month extension options. In connection with the FedEx Ground TN Loan, the special purpose entity executed an interest rate swap agreement with an unaffiliated third party to provide a fixed interest rate of 5.1% for the entire term of the FedEx Ground TN Loan.

The FedEx Ground TN Property is 100% leased to FedEx Ground, and FedEx Ground has been a tenant at the FedEx Ground TN Property since the property was built. The lease extends through January 2032, and FedEx Ground has two 5-year renewal options.

The FedEx Ground TN Property is strategically located in Chattanooga, Tennessee. The FedEx Ground TN Property is located just 0.5 miles from I-75 and 8 miles from both I-24 and Chattanooga Metropolitan Airport, offering excellent regional connectivity. It is also only 11 miles from downtown Chattanooga, making it ideal for last-mile distribution. Chattanooga as a city is a major logistics and manufacturing hub with over 1 million residents and access to one-third of the U.S. population within a one-day truck drive. The property has features that include but are not limited to LED lighting, 30-foot minimum clear heights, rear-loading configuration, and ample trailer and auto parking. While we believe FedEx Ground will exercise its option to renew in light of its longstanding tenancy, the property-specific features make it optimal for a wide range of industrial uses, which offers downside protection.

In connection with the FedEx Ground TN Equity Investment, the special purpose entity will pay an affiliate of our Manager the following fees: (i) an acquisition fee equal to 2.0% of the FedEx Ground TN Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment), and (ii) an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground TN Property that will be paid monthly. In addition, RealtyMogul Income REIT, LLC has acquired a $2,282,511 joint-venture limited partnership equity investment in the FedEx Ground TN Property.

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Results of Operations”:

As of September 19, 2025, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $300 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $497 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete.